UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42536

Wetour Robotics Limited

(Translation of registrant’s name into English)

Room 7003

3300 N Interstate 35 Ste 700

Austin, TX 78705

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Incorporation by Reference

This report on Form 6-K (the “Report”) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333-291960 and Form F-3 (File Nos. 333-294373 and 333-295457) of the Company, including any prospectuses forming a part of such registration statements, and to be a part thereof from the date on which this Report is filed with the U.S. Securities and Exchange Commission (the “SEC”), to the extent not superseded by documents or reports subsequently filed or furnished.

Receipt of Nasdaq Notification Regarding Compliance with Nasdaq Minimum Bid Price Requirement

As previously disclosed, Wetour Robotics Limited, an exempted company with limited liability formed in the Cayman Islands (the “Company”), received a deficiency letter from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) on December 30, 2025, indicating that the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”), as the closing bid price of the Company’s ordinary shares had been below $1.00 per share for 30 consecutive business days. In accordance with the Nasdaq Listing Rules, the Company was provided a 180-day compliance period, or until June 29, 2026, to regain compliance with the Bid Price Rule.

On June 23, 2026, the Company received written notification from the Staff stating that the closing bid price of the Company’s ordinary shares had been at or above the minimum requirement of $1.00 per share for 10 consecutive business days, from June 8, 2026 through June 22, 2026. Accordingly, the Staff notified the Company that it has regained compliance with the Bid Price Rule and that the matter is closed.

On June 29, 2026, the Company issued a press release announcing that it had regained compliance with the Nasdaq minimum bid price requirement. A copy of the press release is filed as Exhibit 99.1 to this Report on Form 6-K.

EXHIBITS

Exhibit No.	Description
99.1	Press Release dated June 29, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wetour Robotics Limited

By:	/s/ Nan Zheng
Name:	Nan Zheng
Title:	Chief Executive Officer

Date: June 30, 2026

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